August 27, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit M (updated to provide a list of the current Members and Sponsored Participants of MEMX).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit M currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 8/27/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310
3. Provide the applicant's mailing address (if different):

20012453

4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/27/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ____ day of ____________ (Month), ________ (Year) by ____________ (Notary Public)

My Commission expires ____________ County of ____________ State of ____________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: August 27, 2020

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be “primarily engaged” in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary , trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

The list of members and sponsored participants that have been approved to access the Exchange is attached as Exhibit M-1.

EXHIBIT M-1

Members and Sponsored Participants

Firm Name	Date of Acceptance	Principal Business Address and Telephone Number	Individual (Y/N)	Activities	Class
Archipelago Securities L.L.C.	7/28/20	353 NORTH CLARK STREET SUITE #3200 CHICAGO, IL 60654 USA 312-836-6700	N	**Limited Routing Facility of ICE Related Exchanges**	**Member**
ATM Execution LLC	7/20/20	599 LEXINGTON AVE 21 FLOOR NEW YORK, NY 10022 USA 646-562-1010	N	**Public Customer Business**	**Member**
Barclays Capital Inc.	7/20/20	745 7TH AVENUE NEW YORK, NY 10019 UNITED STATES 212-526-7000	N	**Public Customer Business** **Clearing Services**	**Member**
BNP Paribas Securities Corp.	8/17/20	787 SEVENTH AVENUE NEW YORK, NY 10019 UNITED STATES 212-814-2000	N	**Public Customer Business** **Clearing Services**	**Member**
BofA Securities, Inc.	7/30/20	ONE BRYANT PARK NEW YORK, NY 10036 USA 646-743-2734	N	**Public Customer Business** **Clearing Services**	**Member**
Charles Schwab & Co., Inc.	7/20/20	211 MAIN STREET SAN FRANCISCO, CA 94105 UNITED STATES 415-636-7000	N	**Public Customer Business** **Clearing Services**	**Member**
Citadel Securities LLC	7/22/20	WORLDWIDE PLAZA, 309 WEST 49TH STREET NEW YORK, NY 10019 USA 212-310-9500	N	**Market Maker** **Clearing Services**	**Member**
Citigroup Global Markets Inc.	8/14/20	388 GREENWICH STREET TOWER BUILDING NEW YORK, NY 10013 UNITED STATES 212-816-6000	N	**Public Customer Business** **Clearing Services**	**Member**
Clearpool Execution Services, LLC	8/26/20	17 STATE STREET, 38TH FLOOR NEW YORK, NY 10004 212-531-8500	N	**Agency**	**Member**
CLSA Americas, LLC	7/24/20	1301 AVENUE OF THE AMERICAS, 15TH FLOOR NEW YORK, NY 10019 212-549-5097	N	**Agency**	**Member**
Cowen and Company, LLC	7/20/20	599 LEXINGTON AVENUE 20TH FLOOR NEW YORK, NY 10022 UNITED STATES 646-562-1010	N	**Public Customer Business** **Market Maker** **Clearing Services**	**Member**
Credit Suisse Securities (USA) LLC	8/13/20	11 MADISON AVENUE NEW YORK, NY 10010 UNITED STATES 212-325-2000	N	**Public Customer Business** **Clearing Services**	**Member**
Dash Financial Technologies LLC	8/10/20	311 S. WACKER DRIVE SUITE 1000 CHICAGO, IL 60606 USA 312-986-2006	N	**Public Customer Business**	**Member**
DRW Securities, L.L.C.	8/4/20	540 WEST MADISON STREET SUITE 2500 CHICAGO, IL 60661 UNITED STATES 312-542-1000	N	**Proprietary Trading**	**Member**
E*TRADE Securities LLC	7/22/20	131 SOUTH DEARBORN STREET 32ND FLOOR CHICAGO, IL 60603 USA 312-395-2100	N	**Public Customer Business** **Clearing Services**	**Member**
Electronic Transaction Clearing, Inc.	8/10/20	660 S. FIGUEROA STREET SUITE 1450 LOS ANGELES, CA 90017 213-402-1570	N	**Clearing Services**	**Member**
FIS Brokerage & Securities Services LLC	8/3/20	2100 ENTERPRISE AVENUE GENEVA, IL 60134 USA 630-482-7100	N	**Agency**	**Member**
Flow Traders U.S. LLC	7/30/20	1114 AVENUE OF THE AMERICAS 4TH FLOOR NEW YORK, NY 10036 USA 917-210-5000	N	**Market Maker** **Proprietary Trading**	**Member**
Goldman Sachs & Co. LLC	8/14/20	200 WEST STREET NEW YORK, NY 10282-2198 UNITED STATES 212-902-1000	N	**Market Maker** **Proprietary Trading** **Public Customer Business** **Clearing Services**	**Member**
GTS Securities, LLC	8/14/20	545 MADISON AVENUE 15TH FLOOR NEW YORK, NY 10022 212-715-2830	N	**Market Maker** **Proprietary Trading**	**Member**
HRT Financial LLC	7/28/20	4 WORLD TRADE CENTER, 150 GREENWICH STREET 57TH FLOOR NEW YORK, NY 10007 USA 212-293-1444	N	**Proprietary Trading** **Clearing Services**	**Member**

IEX Services LLC	7/30/20	3 WORLD TRADE CTR, 175 GREENWICH STREET 58TH FLOOR NEW YORK, NY 10007 UNITED STATES 646-343-2000	N	**Limited Routing Facility of IEX Exchange**	**Member**
IMC-Chicago, LLC (d/b/a IMC Financial Markets)	8/18/20	233 SOUTH WACKER DRIVE #4300 CHICAGO, IL 60606 USA 312-244-3300	N	**Market Maker**	**Member**
Industrial and Commercial Bank of China Financial Services LLC	8/25/20	1633 BROADWAY 28TH FLOOR NEW YORK, NY 10019 USA 212-993-7305	N	**Clearing Services**	**Member**
Instinet, LLC	7/20/20	HARBORSIDE 2 200 HUDSON STREET, SUITE 501 JERSEY CITY, NJ 07311 UNITED STATES 201-499-9900	N	**Public Customer Business** **Clearing Services**	**Member**
Interactive Brokers LLC	8/25/20	ONE PICKWICK PLAZA GREENWICH, CT 06830 UNITED STATES 203-618-5710	N	**Public Customer Business**	**Member**
Jane Street Capital, LLC	7/20/20	250 VESEY STREET 5TH FLOOR NEW YORK, NY 10281 UNITED STATES 646-759-6000	N	**Market Maker**	**Member**
Jefferies LLC	7/21/20	520 MADISON AVENUE NEW YORK, NY 10022 UNITED STATES 212-284-2300	N	**Market Maker** **Proprietary Trading** **Clearing Services**	**Member**
J.P. Morgan Securities LLC	8/11/20	383 MADISON AVENUE NEW YORK, NY 10179 UNITED STATES 212-272-2000	N	**Market Maker** **Proprietary Trading** **Public Customer Business** **Clearing Services**	**Member**
Merrill Lynch Professional Clearing Corp.	7/23/20	ONE BRYANT PARK, 6TH FLOOR NY1-100-06-01 NEW YORK, NY 10036 UNITED STATES 646-743-1295	N	**Clearing Services**	**Member**
Morgan Stanley & Co. LLC	7/20/20	1585 BROADWAY NEW YORK, NY 10036-8293 UNITED STATES 212-761-4000	N	**Public Customer Business** **Clearing Services**	**Member**
Nasdaq Execution Services, LLC	7/24/20	2929 WALNUT STREET FMC TOWER, LEVEL 8 PHILADELPHIA, PA 19104 UNITED STATES 215-496-5000	N	**Limited Routing Facility of Nasdaq Related Exchanges**	**Member**
National Financial Services LLC	8/3/20	200 SEAPORT BOULEVARD BOSTON, MA 02210 UNITED STATES 617-563-7000	N	**Public Customer Business** **Clearing Services**	**Member**
Pershing LLC	8/12/20	ONE PERSHING PLAZA JERSEY CITY, NJ 07399 UNITED STATES 201-413-2000	N	**Clearing Services**	**Member**
PNT Financial LLC	8/14/20	141 W JACKSON SUITE 2270 CHICAGO, IL 60604 312-341-7962	N	**Proprietary Trading**	**Sponsored Participant**
Raymond James & Associates, Inc.	7/20/20	880 CARILLON PARKWAY ST. PETERSBURG, FL 33716 UNITED STATES 727-567-1000	N	**Public Customer Business** **Clearing Services**	**Member**
Sanford C. Bernstein & Co., LLC	8/4/20	1345 AVENUE OF THE AMERICAS NEW YORK, NY 10105 212-969-1000	N	**Public Customer Business** **Clearing Services**	**Member**
TD Ameritrade Clearing, Inc.	7/20/20	200 SOUTH 108TH AVENUE OMAHA, NE 68154 UNITED STATES 800-669-3900	N	**Public Customer Business** **Clearing Services**	**Member**
Tradebot Systems, Inc.	7/20/20	1251 NW BRIARCLIFF PARKWAY SUITE 700 KANSAS CITY, MO 64116 USA 816-285-6400	N	**Proprietary Trading** **Clearing Services**	**Member**
Virtu Americas LCC	8/11/20	ONE LIBERTY PLAZA 165 BROADWAY NEW YORK, NY 10006 UNITED STATES 646-682-6000	N	**Public Customer Business** **Proprietary Trading** **Clearing Services**	**Member**
Wells Fargo Securities, LLC	7/20/20	550 SOUTH TRYON STREET, 6TH FLOOR D1086-060 CHARLOTTE, NC 28202 USA 704-410-1913	N	**Market Maker** **Clearing Services**	**Member**
Williams Trading LLC	8/19/20	450 POST ROAD EAST SUITE 120 WESTPORT, CT 06880 UNITED STATES 203-353-7600	N	**Public Customer Business**	**Member**
XR Securities LLC	8/14/20	550 WEST JACKSON BOULEVARD #1000 CHICAGO, IL 60661-5704 USA 312-244-4500	N	**Proprietary Trading**	**Member**